    Exhibit 19.1

Privia Health Group, Inc.
Insider Trading Compliance Policy
As amended May 22, 2024

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TABLE OF CONTENTS

II    THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES    1
A.    General Rule.    1
B.    Who Does the Policy Apply To?    4
C.    Other Companies’ Stock.    4
D.    Hedging and Derivatives.    5
E.    Pledging of Securities, Margin Accounts.    5
F.    General Guidelines.    5
G.    Restrictions on the Window Group.    7
H.    Applicability of U.S. Securities Laws to International Transactions    9
I.    Post-Termination Transactions    9
J.    Rule 10b5-1 Trading Plans    9

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I.SUMMARY OF THE COMPANY’S INSIDER TRADING COMPLIANCE POLICY
It is Privia Health Group, Inc.’s and its subsidiaries’ (collectively, the “Company”) policy that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee and each director is expected to abide by this policy (this “Policy”). This Policy prohibits the Company’s employees and directors from trading the Company’s securities or “tipping,” either directly or indirectly, others who may trade in the Company’s securities while aware of material nonpublic information about the Company. When carrying out Company business, employees and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements described below and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the entry into, or modification or termination of, any such written trading plan is subject to pre-approval requirements and other limitations. See “Rule 10b5-1 Trading Plans” below and the Company’s Rule 10b5-1 Trading Plan Policy for Section 16 Reporting Persons (as defined below).
Violating federal and state securities laws can undermine investor trust, harm the reputation and integrity of the Company, and result in dismissal from the Company or even serious criminal and civil charges against the individual and the Company. The Company reserves the right to take whatever disciplinary or other measure(s) it determines in its sole discretion to be appropriate in any particular situation, including termination and disclosure of a violation of this Policy to governmental authorities.
II.THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES
A.General Rule.
The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities.
It is a violation of federal securities laws and this Policy for any person to purchase or sell securities if he or she is in possession of material nonpublic information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Material information can be favorable or unfavorable. If it is not clear whether information is material or non-public, it should be treated as if it was material and non-public. Further, questions on materiality and whether information is public, should be referred to the Company’s General Counsel.
As used in this Policy, securities shall include stocks, bonds, notes, debentures, options, warrants, equity and other convertible securities, limited partnership units or other equity or debt securities, including derivate instruments. Further, the terms “purchase” and “sale” shall be defined broadly consistent with U.S. securities laws. “Purchase” includes not only the actual purchase of a security, but also any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but also any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions, including conventional cash-for-stock transactions, conversions, the exercise of stock options, transfers, gifts, and

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acquisitions and exercises of warrants or puts, calls, pledging and margin loans, or other derivative securities.
Whether information is material is a determination that needs to be made based on all facts and circumstances. Some examples of information that could be considered material include:
•significant changes in key performance indicators of the Company,
•actual, anticipated or targeted earnings and dividends and other financial information,
•financial, sales and other significant internal business forecasts, or a change in previously released estimates,
•proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets of the Company,
•significant events affecting the Company’s operations, including any breach of information systems that compromises the functioning of the Company’s information or other systems, or results in the exposure or loss of customer or patient information, including protected health information,
•new equity or debt offerings, or significant borrowing,
•changes in debt ratings, or analyst upgrades or downgrades of the Company or its securities,
•significant changes in accounting treatment, write-offs or effective tax rate,
•significant litigation or governmental investigation,
•changes in senior executives or the board of directors, and
•stock splits or other significant corporate actions.
Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or joint venture, the point at which negotiations are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on the Company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small.
Information is considered to be “non-public” or “inside information” if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis (e.g., the filing of an 8-K or press release). Further, investors must be given an opportunity to absorb information after it is widely disseminated before it becomes public. If it is not clear whether material information has been sufficiently publicized, it should be treated as if it is inside information. Furthermore, it is illegal for any officer, director or other employee in possession of material inside information to provide other people with such information or to

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recommend that they purchase or sell the Company’s securities. (This is called “tipping”). In that case, both the tipper and the recipient of the information may be held liable.
The Securities and Exchange Commission (the “SEC”), prosecutors, the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions.
The laws and regulations concerning insider trading are complex, and covered persons are encouraged to seek guidance from the General Counsel prior to considering a transaction in Company securities.
All employees and directors should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company.
For example, if an employee or a director of a company possesses material inside information, that employee or director is prohibited from purchasing or selling shares in the company until the information has been publicly disclosed because the employee or director knows information that could cause the share price to change, and it would be unfair for the employee or director to have an advantage (in the form of knowledge that the share price could change) that the rest of the investing public does not possess. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.
Inside information does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company. The mere perception that an employee or director traded with the knowledge of material inside information could harm the reputation of both the Company and that employee or director.
B.Who Does the Policy Apply To?
The prohibition against trading on inside information applies to directors, officers and all other employees of the Company and its subsidiaries, and to other people who gain access to that information. The prohibition also applies to:
a)the spouses, domestic partners and minor children (even if financially independent) and other members of their household of such employees or directors, and
b)anyone to whom such employees or directors provide significant financial support.
Further, the prohibition applies to: 1) any account over which employees, directors and the persons listed in a) and b) above have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the account) and 2) those accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest. This Policy also applies to any entities controlled by individuals subject to the Policy, including any corporations, limited

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liability companies, partnerships or trusts, and transactions by these entities should be treated for the purposes of this Policy as if they were for the individual’s own account.
Individuals subject to this Policy are responsible for ensuring that persons or entities listed above comply with this Policy. The Company may determine that this Policy applies to additional persons with access to material nonpublic information, such as contractors or consultants.
Because of their access to confidential information on a regular basis, Company policy subjects its directors and certain employees (the “Window Group”) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in Section F below. In addition, directors and certain employees with inside knowledge of material information may be subject to additional, ad hoc restrictions on trading from time to time.
C.Other Companies’ Stock.
Employees and directors who learn material information about suppliers, customers, or competitors through their work at the Company, must keep it confidential and not purchase or sell stock in such companies until the information becomes public. Employees and directors must not give tips about such stock.
D.Hedging and Derivatives.
Employees and directors are prohibited from engaging in any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities. As discussed below, directors and employees are also prohibited from shorting the Company’s stock.
Trading in options or other derivatives is generally highly speculative and very risky. People who purchase options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for an employee or director to prove that he or she did not know about the announcement or event.
If the SEC or the stock exchanges were to notice active options trading by one or more employees or directors of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its employees and directors from trading in options or other securities involving the Company’s stock. This Policy does not pertain to employee stock options granted by the Company pursuant to an equity incentive plan or stock option plan adopted by the Company’s Board of Directors. Employee stock options cannot be traded by the award recipient pursuant to their terms.
E.Pledging of Securities, Margin Accounts.
Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an employee or a director has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits employees and directors from

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pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.
F.General Guidelines.
The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:
1.Nondisclosure. Material inside information must not be disclosed to anyone, directly or indirectly, except to persons within the Company whose positions require them to know it (i.e., on a need-to-know basis). No employee or director should discuss material inside information in public places or in common areas on Company property.
2.Trading in Company Securities. No employee or director may place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company’s securities, when he or she has knowledge of material information concerning the Company that has not been adequately disclosed to the public. This includes orders for purchases and sales of stock, convertible securities and other securities (e.g., bonds) and includes increasing or decreasing investment in Company securities through a retirement account. The exercise of employee stock options is not subject to this Policy. However, stock that was acquired upon exercise of a stock option will be treated like any other stock, and, except as otherwise provided herein, may not be sold by an employee who is in possession of material inside information. Any employee or director who possesses material inside information must wait until after one (1) full trading day after the information has been publicly released before trading. As used herein, a “trading day” is a day on which U.S. national stock exchanges are open for trading. A “full” trading day is dependent on whether the market had an opportunity to absorb the information. If, for example, the non-public information was released Monday prior to 9:30 a.m. Eastern Time, then the information would be considered public after the close of trading on Monday. If an announcement were made on Monday after 9:30 a.m. Eastern Time, then the information would be deemed to be public after the close of trading on Tuesday. If you have any question as to whether information is publicly available, please direct an inquiry to the General Counsel.
There is no exception to this Policy, even for hardship to the employee or director or based on the use of proceeds (such as making a mortgage payment or for an emergency expenditure).
3.Avoid Speculation. Investing in the Company’s common stock or other securities provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the employee or director in conflict with the best interests of the Company and its stockholders. Although this Policy does not mean that employees or directors may never sell shares, the Company encourages employees and directors to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company’s culture.
4.Trading in Other Securities. No employee or director should place a purchase or sale order (including investment through a retirement account), or recommend that another person place a purchase or sale order, in the securities of another corporation, if the employee or director learns in the course of his or her employment

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confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an employee or director learned through Company sources that the Company intended to purchase assets from a company, and then placed an order to purchase or sell stock in that other company because of the likely increase or decrease in the value of its securities.
G.Restrictions on the Window Group.
The Window Group consists of (i) directors and executive officers of the Company and their assistants and household members, (ii) all employees in the financial reporting or business development group, (iii) all senior vice presidents of the Company, and (iv) such other persons as may be designated from time to time and informed of such status by the Company’s General Counsel. A list of the current members of the Window Group is maintained by the General Counsel. Certain members of the Window Group are subject to additional restrictions on trading as set forth in the Company’s Rule 10b5-1 Trading Plan Policy for Section 16 Reporting Persons. The Window Group is subject to the following restrictions on trading in Company securities in addition to those set forth above:
•trading is permitted from the start of the first full “trading day” following an earnings release with respect to the preceding fiscal period until the end of the fourteenth calendar day before the end of the then current fiscal quarter (the “Window”), subject to the restrictions below;
•all transactions by Window Group members are subject to prior review by the General Counsel;
•pre-clearance for all transactions by Window Group members must be obtained from the Company’s General Counsel, or in the case of transactions by the General Counsel, from the Company’s Chief Financial Officer;
•no trading is permitted outside the Window except, in the case of employees who are not Section 16 Reporting Persons, for reasons of exceptional personal hardship; and subject to prior approval by the Chief Financial Officer and General Counsel; and
•individuals in the Window Group are also subject to the general restrictions on all employees, including, without limitation, the prohibition on trading while in possession of material non-public information.
At times the General Counsel may determine that no trades may occur even during the Window when clearance is requested. The General Counsel is not required to provide a reason for suspending trading and the closing of the Window may itself constitute material inside information that should not be communicated.
Preclearance should not be understood to represent legal advice by the Company that a proposed transaction complies with the law.
A request for preclearance must be in writing, should be made at least two (2) business days in advance of the proposed transaction, and should include the identity of the person seeking preclearance (the “Preclearance Person”), a description of the proposed transaction, the proposed date of the transaction, and the number of shares or other securities involved. In addition, the Preclearance Person may be required to execute a certification that he or she is not aware of material nonpublic information about the Company. The General Counsel shall have sole discretion to decide whether to clear any contemplated transaction. All trades that are

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precleared must be effected within five (5) business days of receipt of the preclearance. A precleared trade (or any portion of a precleared trade) that has not been effected during the five (5) business day period must be submitted for preclearance determination again prior to execution. Notwithstanding receipt of preclearance, if the Preclearance Person becomes aware of material nonpublic information, or the Window closes before the transaction is effected, the transaction must not be completed. Transactions under a previously established Rule 10b5-1 Plan that has been preapproved in accordance with this Policy and the Company’s 10b5-1 Trading Plan Policy for Section 16 Reporting Persons, to the extent applicable, are not subject to further preclearance. “Sell-to-cover” transactions by executive officers and employees are not subject to preclearance if made pursuant to (i) a policy adopted by the Company that is intended to facilitate the payment of tax withholding obligations associated with the settlement or vesting of equity awards (other than stock options), or (ii) an instruction regarding the sale of shares in connection with the payment of tax withholding obligations associated with the settlement or vesting of equity awards (other than stock options), provided the instruction is made during an open trading window.
None of the Company, the General Counsel, or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a request for preclearance.
The foregoing restrictions on transactions outside of a Window period do not apply to:
•purchases of the Company’s securities from the Company, or sales of the Company’s securities to the Company;
•acquisitions of shares from the Company upon exercises of stock options (but not a market sale of the underlying shares) or the surrender of shares to the Company in payment of the exercise price of a stock option, or in satisfaction of any tax withholding obligations on any equity award in a manner permitted by the applicable equity award agreement, or vesting of equity-based awards, in each case, that do not involve a market sale of the Company’s securities (a broker-assisted “cashless exercise” of a Company stock option or other equity award through a broker does involve a market sale of the Company’s securities, and therefore would not qualify under this exception);
•transactions under a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1, and that comply with the Company’s Rule 10b5-1 Trading Plan Policy for Section 16 Reporting Persons, to the extent applicable;
•transactions under a “non-Rule 10b5-1 trading arrangement” as defined in Item 408(c) of Regulation S-K; or
•“Sell-to-cover” transactions by executive officers and employees made pursuant to (i) a policy adopted by the Company that is intended to facilitate the payment of tax withholding obligations associated with the settlement or vesting of equity awards (other than stock options), or (ii) an instruction regarding the sale of shares in connection with the payment of tax withholding obligations associated with the settlement or vesting of equity awards (other than stock options), provided the instruction is made during a Window.
Exceptions to the Window Group policy may be approved by the General Counsel or, in the case of exceptions for directors, the Board of Directors or, in the case of exceptions for the General Counsel, the Chief Financial Officer.
H.Applicability of U.S. Securities Laws to International Transactions.

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All employees of the Company and its subsidiaries are subject to the restrictions on trading in Company securities and the securities of other companies. The U.S. securities laws may be applicable to trades in the Company’s securities executed outside the U.S., as well as to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.
I.Post-Termination Transactions
If an individual is in possession of material nonpublic information when the individual’s service terminates, the individual may not trade in the Company’s securities until that information has become public or is no longer material.
J.Rule 10b5-1 Trading Plans
The trading restrictions set forth in this Policy, other than those transactions described under “Hedging and Derivatives” and “Pledging of Securities, Margin Accounts,” do not apply to transactions under a contract, plan or instruction to trade in the Company’s securities entered into in accordance with Rule 10b5-1 (a “10b5-1 Plan”) that:
•has been submitted to and preapproved by the General Counsel or his or her designee; a request for preclearance of a 10b5-1 Plan must be in writing, and should be made at least five (5) business days in advance of the proposed adoption;
•includes a “Cooling-Off Period” for
•Directors and those individuals who meet the definition of “officer” under Section 16 of the Exchange Act (together, “Section 16 Reporting Persons”) that extends to the later of 90 days after adoption or modification of a 10b5-1 Plan or two business days after filing the Form 10-K or Form 10-Q covering the fiscal quarter in which the 10b5-1 Plan was adopted or modified, up to a maximum of 120 days; and
•employees and any other persons, other than Section 16 Reporting Persons, that extends 30 days after adoption or modification of a 10b5-1 Plan;
•for Section 16 Reporting Persons, includes a representation in the 10b5-1 Plan that the Section 16 Reporting Person is (1) not aware of any material nonpublic information about the Company or its securities; and (2) adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade Rule 10b-5;
•has been entered into in good faith at a time when the individual was not in possession of material nonpublic information about the Company and otherwise in a Window period, and the person who entered into the 10b5-1 Plan has acted in good faith with respect to the 10b5-1 Plan;
•either (1) specifies the amounts, prices, and dates of all transactions under the 10b5-1 Plan; or (2) provides a written formula, algorithm, or computer program for determining the amount, price, and date of the transactions, and (3) prohibits the individual from exercising any subsequent influence over the transactions; and
•complies with all other applicable requirements of Rule 10b5-1 and the Company’s Rule 10b5-1 Trading Plan Policy for Section 16 Reporting Persons.

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Individuals may not adopt more than one 10b5-1 Plan at a time except under the limited circumstances permitted by Rule 10b5-1 and subject to pre-approval by the General Counsel, or in the case of a 10b5-1 Plan of the General Counsel, the Chief Financial Officer. Individuals may transfer shares to a trust or other entity for the benefit of the individual or his or her immediate family members, subject to compliance with the terms and conditions set forth in this Policy, but if the individual has investment influence or control over such trust or entity, the trust or entity will be treated together with the transferring individual for purposes of Rule 10b5-1.
An individual may only modify a 10b5-1 Plan during a Window period and, in any event, when the individual does not currently possess material nonpublic information. Any modification of an existing 10b5-1 Plan that changes the amount, price or timing of trades, including a change to a formula that affects these inputs, shall be subject to a new Cooling-Off Period. Modifications to and terminations of a 10b5-1 Plan are subject to pre-approval by the General Counsel, or in the case of a 10b5-1 Plan of the General Counsel, the Chief Financial Officer.
The Company reserves the right to publicly disclose, announce, or respond to inquiries from the media regarding the adoption, modification, or termination of a 10b5-1 Plan and non-Rule 10b5-1 trading arrangements, or the execution of transactions made under a 10b5-1 Plan. The Company also reserves the right from time to time to suspend, discontinue, or otherwise prohibit transactions under a 10b5-1 Plan if the General Counsel or the Board of Directors, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company.
Compliance of a 10b5-1 Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the 10b5-1 Plan are the sole responsibility of the person initiating the 10b5-1 Plan, and none of the Company, the General Counsel, or the Company’s other employees assumes any liability for any delay in reviewing and/or refusing to approve a 10b5-1 Plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a 10b5-1 Plan.
Rule 10b5-1 Plans for directors and Section 16 Reporting Persons are subject to the additional requirements set forth in the Rule 10b5-1 Trading Plan Policy for Section 16 Reporting Persons.

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